UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TheStreet, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

88368Q103

(CUSIP Number)

Ernest C. Mysogland

Spear Point Capital Management LLC

400 Poydras Street, Suite 2100

New Orleans, LA 70130

(203) 221-2641

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,774,052

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,774,052

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,774,052

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.09%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 591,700

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 591,700

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 591,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.70%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Condor LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,182,352

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,182,352

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,182,352

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.39%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,774,052

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,774,052

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,774,052

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.09%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons Rodney A. Bienvenu, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,774,052

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,774,052

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,774,052

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.09%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Trevor L. Colhoun

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,774,052

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,774,052

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,774,052

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.09%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Ernest C. Mysogland

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,774,052

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,774,052

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,774,052

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.09%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock, par value $.01 per share (the “Common Stock”), of TheStreet, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 14 Wall Street, 15th Floor, New York, NY, 10005.

Item 2.	Identity and Background

(a), (b), (c) & (f)

This statement is filed jointly by a group consisting of Spear Point Capital Management LLC, a Delaware limited liability company, Spear Point Capital Partners LLC, a Delaware limited liability company, Spear Point Capital Fund LP, a Delaware limited partnership,  Spear Point Condor LP, a Delaware limited partnership,  Rodney A. Bienvenu, Jr., Trevor L. Colhoun, and Ernest C. Mysogland (collectively, the “Reporting Persons” or the “Spear Point Group”).

Spear Point Capital Management LLC is a Delaware limited liability company which provides management services to Spear Point Capital Fund LP and Spear Point Condor LP.  Spear Point Capital Partners LLC is a Delaware limited liability company which serves as the general partner of Spear Point Capital Fund LP and Spear Point Condor LP.  Spear Point Capital Fund LP and Spear Point Condor LP are Delaware limited partnerships which invest their respective assets primarily in equity securities of small-cap and micro-cap companies whose value may be enhanced by the application of activist investment principles and methods.  The address of the principal business and principal offices of Spear Point Capital Management LLC, Spear Point Capital Partners LLC, Spear Point Capital Fund LP and Spear Point Condor LP (collectively, “Spear Point”) is 400 Poydras, New Orleans, LA 70130.

Each of Rodney A. Bienvenu, Jr., Trevor L. Colhoun and Ernest C. Mysogland (the “Principals”) are the members of Spear Point Capital Management LLC and Spear Point Capital Partners LLC.

Rodney A. Bienvenu, Jr. is a United States citizen whose business address is 400 Poydras, New Orleans, LA 70130. Mr. Bienvenu’s principal occupation is serving as a member of Spear Point Capital Management LLC and Spear Point Capital Partners LLC as well as serving as a member of private entities with investments in technology businesses.

Trevor L. Colhoun is a United States citizen whose business address is 400 Poydras, New Orleans, LA 70130. Mr. Colhoun’s principal occupation is serving as a member of Spear Point Capital Management LLC and Spear Point Capital Partners LLC as well as serving as a partner in private entities with private equity and real estate investments.

Ernest C. Mysogland is a United States citizen whose business address is 191 Post Road West, Westport, CT 06880. Mr. Mysogland’s principal occupation is serving as a member of Spear Point Capital Management LLC and Spear Point Capital Partners LLC as well as serving as a director and officer of private entities engaged in technology businesses.

(d) & (e)

During the last five years, none of the Reporting Persons nor, to the knowledge of any Reporting Person, any general partner, managing member, director or executive officer of any other Reporting Person, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The net investment cost (including commissions, if any) of the shares of Common Stock purchased by Spear Point Capital Fund LP is approximately $1,344,571.69.  The shares of Common Stock purchased by Spear Point Capital Fund LP were purchased with working capital.   All or part of the shares of Common Stock owned by Spear Point Capital Fund LP may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Spear Point Capital Fund LP.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

The net investment cost (including commissions, if any) of the shares of Common Stock purchased by Spear Point Condor LP is approximately $2,277,031.46.  The shares of Common Stock purchased by Spear Point Condor LP were purchased with working capital.  All or part of the shares of Common Stock owned by Spear Point Condor LP may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Spear Point Condor LP.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.	Purpose of Transaction

The Spear Point Group acquired the shares of Common Stock to which this Schedule 13D relates for the purpose of obtaining a significant equity position in the Issuer, and for the possible purpose of exerting influence over the direction of the Issuer. The Spear Point Group considered the Common Stock to be an attractive investment at the price levels at which the shares of Common Stock were acquired.

The primary interest of the Spear Point Group is to maximize the value of the Common Stock of the Issuer for the benefit of all shareholders.  To this end, the Spear Point Group intends to review the Issuer’s business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industrial conditions, continually.  As part of such evaluations, the members of the Spear Point Group will seek the views of, hold active discussions with and respond to inquiries from members of the Board of Directors, officers or representatives of the Issuer and other persons regarding the Issuer’s affairs and strategic alternatives.  Based on such evaluation and review and other factors (including, without limitation, the response, position and direction of the Board of Directors and management of the Issuer), the members of the Spear Point Group will continue to consider various alternative courses of action and will in the future take such actions with respect to their investments in the Issuer as they deem appropriate. Such actions may include seeking representation on the Board of Directors of the Issuer; making recommendations to members of the Board of Directors and management concerning various business strategies, acquisitions, dispositions, dividend policies, capital structure, recapitalization, sale, merger and other matters; seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise; or such other actions as the Spear Point Group may deem appropriate. Such actions may involve the purchase of additional Common Stock or, alternatively, may involve the sale of all or a portion of the Common Stock held by the members of the Spear Point Group in the open market or in privately negotiated transactions to one or more purchasers.

In the past, members of the Spear Point Group have recommended changes at the Issuer.  Such changes have included the Issuer negotiating an agreement with the holders of the Issuer’s Series B Preferred Stock (the “Preferred Stock”) for the redemption of all or a portion of the outstanding Preferred Stock for a price below the aggregate face value of the Preferred Stock.  While Spear Point has no current plan or proposal with respect to this matter, Spear Point, in general, would consider a transaction modifying the Issuer’s capitalization structure to eliminate the Preferred Stock to be beneficial to the Issuer’s common stockholders, provided that the cost to the Issuer was reasonable and, provided further, that the price paid to the preferred stockholders was less than the aggregate face value of the Preferred Stock.

In addition, recommended changes have included the Issuer exploring a sale of certain of the Issuer’s businesses as well as a sale or merger of the entire corporation.  Spear Point has no current plan or proposal with respect to any such transactions, but generally believes that the Issuer should consider possible changes in its strategic direction including through sales and/or acquisitions of businesses in order to realize increased value for stockholders.

Furthermore, Spear Point was approached by an unrelated third party who expressed interest in exploring a strategic transaction with the Issuer.  Spear Point informed a member of the Board of Directors of the Issuer of the third party’s interest in discussing a possible transaction and introduced the third party to the director.  Spear Point considers it worthwhile for the Board of Directors, officers or other representatives of the Issuer to engage in discussions with any third parties which could lead to a transaction which strengthens the Issuer’s businesses, and/or resolves the Preferred Stock issue; however, Spear Point does not have any current plan or proposal with respect to any such transactions and Spear Point is not aware of any current transaction proposal which may have been made by any third party (if any has been made).

Except as set forth herein, the Spear Point Group does not have any present plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D. The members of the Spear Point Group reserve the right to formulate plans or make proposals, and take such actions with respect to their investments in the Issuer, including any or all of the actions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

As of the date hereof, the Spear Point Group beneficially owns an aggregate of 1,774,052 shares of Common Stock, representing 5.09% of the outstanding shares of Common Stock.  Such percentages were determined based on a total of 34,848,971 shares of Common Stock outstanding as of May 5, 2015, as reported by the Issuer on its most recent Quarterly Report on Form 10-Q, filed May 8, 2015.

Spear Point Capital Fund LP beneficially owns, and has sole voting power and sole disposition power over, 591,700 shares of Common Stock, representing an aggregate of 1.70% of the outstanding shares of Common Stock.  Spear Point Capital Fund LP does not have any beneficial ownership of any shares of Common Stock owned by Spear Point Condor LP.

Spear Point Condor LP beneficially owns, and has sole voting power and sole disposition power over, 1,182,352 shares of Common Stock, representing an aggregate of 3.39% of the outstanding shares of Common Stock.  Spear Point Condor LP does not have any beneficial ownership of any shares of Common Stock owned by Spear Point Capital Fund LP.

Spear Point Capital Management LLC does not own any shares of Common Stock of the Issuer directly.  By virtue of the relationships described under Item 2 of this Schedule 13D, Spear Point Capital Management LLC may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate of 1,774,052 shares of Common Stock beneficially owned by Spear Point Capital Fund LP and Spear Point Condor LP, representing an aggregate of 5.09% of the outstanding shares of Common Stock.

Spear Point Capital Partners LLC does not own any shares of Common Stock of the Issuer directly.  However, as general partner of Spear Point Capital Fund LP and Spear Point Condor LP, Spear Point Capital Partners LLC has the sole voting power and sole disposition power over, and therefore, beneficial ownership of, the aggregate of 1,774,052 shares of Common Stock beneficially owned by Spear Point Capital Fund LP and Spear Point Condor LP, representing an aggregate of 5.09% of the outstanding shares of Common Stock.

By virtue of the relationships described under Item 2 of this Schedule 13D, each of Messrs. Bienvenu, Colhoun and Mysogland may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate 1,774,052 shares of Common Stock deemed to be beneficially owned by Spear Point Capital Management LLC, representing an aggregate of 5.09% of the outstanding shares of Common Stock.

By virtue of the relationships described under Item 2 of this Schedule 13D, each of Messrs. Bienvenu, Colhoun and Mysogland may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate 1,774,052 shares of Common Stock deemed to be beneficially owned by Spear Point Capital Partners LLC, representing an aggregate of 5.09% of the outstanding shares of Common Stock.

By virtue of the relationships described under Item 2 of this Schedule 13D, each of Messrs. Bienvenu, Colhoun and Mysogland may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate 591,700 shares of Common Stock beneficially owned by Spear Point Capital Fund LP, representing an aggregate of 1.70% of the outstanding shares of Common Stock.

By virtue of the relationships described under Item 2 of this Schedule 13D, each of Messrs. Bienvenu, Colhoun and Mysogland may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate 1,182,352 shares of Common Stock beneficially owned by Spear Point Condor LP, representing an aggregate of 3.39% of the outstanding shares of Common Stock.

To the best knowledge of the Reporting Persons, none of the persons or entities listed in Item 2 beneficially owns any other shares of the Issuer.  Each of the Reporting Persons disclaims beneficial ownership of shares solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Spear Point Capital Fund LP and Spear Point Condor LP in the Common Stock

within the last sixty days, which were all in the open market, are set forth in Schedule I hereto and are incorporated by reference. (d) Not applicable. (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Joint Acquisition Statement attached as Exhibit A hereto, none of the Reporting Persons nor any general partners or managing members of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

There is filed herewith as Exhibit A a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. There is filed herewith as Exhibit B a Power of Attorney executed by Rodney A. Bienvenu, Jr., Trevor L. Colhoun, and Ernest C. Mysogland, authorizing Rodney A. Bienvenu, Jr., Trevor L. Colhoun and Ernest C. Mysogland, or any of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2015
Date

SPEAR POINT CAPITAL MANAGEMENT LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr.
Title: Managing Member

SPEAR POINT CAPITAL PARTNERS LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr.
Title: Managing Member

SPEAR POINT CAPITAL FUND LP

By: Spear Point Capital Partners LLC
Its: General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr.
Title: Managing Member

SPEAR POINT CONDOR LP

By: Spear Point Capital Partners LLC
Its: General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr.
Title: Managing Member

/s/ Rodney A. Bienvenu, Jr.
Rodney A. Bienvenu, Jr.

/s/ Trevor L. Colhoun
Trevor L. Colhoun

/s/ Ernest C. Mysogland
Ernest C. Mysogland

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Schedule I

Common Stock Transactions

Reporting Person*	Date of Transactions	Number of Shares Purchased/(Sold)	Price Per Share (including commissions, if any)
Capital Fund	05/07/15	8,100	$1.79
Capital Fund	05/11/15	2,186	$1.79
Capital Fund	05/12/15	3,439	$1.80
Capital Fund	06/01/15	200	$1.96
Capital Fund	05/20/15	(343)	$(1.90)
Capital Fund	06/12/15	800	$1.93
Capital Fund	06/12/15	800	$1.93
Capital Fund	06/17/15	900	$1.88
Capital Fund	06/17/15	900	$1.88
Capital Fund	06/18/15	800	$1.84
Capital Fund	06/18/15	800	$1.84
Capital Fund	06/19/15	300	$1.87
Capital Fund	06/19/15	300	$1.87
Capital Fund	06/25/15	362	$1.82
Capital Fund	06/25/15	362	$1.82
Capital Fund	06/26/15	38	$1.83
Capital Fund	06/26/15	38	$1.83
Capital Fund	06/29/15	300	$1.84
Capital Fund	06/29/15	300	$1.84
Condor	05/13/15	8,318	$1.92
Condor	05/13/15	50,789	$1.89
Condor	05/14/15	123,985	$1.92
Condor	05/14/15	50,000	$1.94
Condor	05/15/15	46,164	$1.91
Condor	05/18/15	40,681	$1.94
Condor	05/19/15	40,000	$1.97
Condor	05/20/15	4,063	$1.95
Condor	05/20/15	100,000	$1.97
Condor	05/26/15	13,116	$1.94
Condor	05/27/15	23,800	$1.95
Condor	05/28/15	200	$1.93
Condor	05/29/15	4,400	$1.96
Condor	06/01/15	2,600	$1.93
Condor	06/02/15	12,146	$1.95
Condor	06/03/15	1,600	$1.95
Condor	06/04/15	2,400	$1.95
Condor	06/08/15	1,549	$1.94
Condor	06/09/15	15,001	$1.96
Condor	06/10/15	13,074	$1.96
Condor	06/12/15	1,200	$1.93
Condor	06/15/15	1,900	$1.90
Condor	06/16/15	1,200	$1.88
Condor	06/26/15	17,614	$1.83
Condor	06/26/15	586,000	$1.92
Condor	06/30/15	9,660	$1.84
Condor	06/17/15	(1,000)	$(1.89)
Condor	06/18/15	(400)	$(1.80)
Condor	07/01/15	12,292	$1.88

* “Capital Fund” refers to Spear Point Capital Fund LP and “Condor” refers to Spear Point Condor LP.

Exhibit A

Joint Acquisition Statement

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of this statement and any such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

DATED: July 2, 2015

SPEAR POINT CAPITAL MANAGEMENT LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr.
Title: Managing Member

SPEAR POINT CAPITAL PARTNERS LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr.
Title: Managing Member

SPEAR POINT CAPITAL FUND LP

By: Spear Point Capital Partners LLC
Its: General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr.
Title: Managing Member

SPEAR POINT CONDOR FUND LP

By: Spear Point Capital Partners LLC
Its: General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr.
Title: Managing Member

/s/ Rodney A. Bienvenu, Jr.
Rodney A. Bienvenu, Jr.

/s/ Trevor L. Colhoun
Trevor L. Colhoun

/s/ Ernest C. Mysogland
Ernest C. Mysogland

Exhibit B

Power of Attorney

POWER OF ATTORNEY

The undersigned hereby appoints Rodney A. Bienvenu, Jr., Trevor L. Colhoun and Ernest C. Mysogland, or any of them, his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of the undersigned’s direct or indirect beneficial ownership of shares of, or participation in a group with respect to, common stock of TheStreet, Inc., and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof. The authority of Rodney A. Bienvenu, Jr., Trevor L. Colhoun and Ernest C. Mysogland, or any of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds unless revoked earlier in writing.

Date: July 2, 2015

/s/ Rodney A. Bienvenu, Jr.
Rodney A. Bienvenu, Jr.

/s/ Trevor L. Colhoun
Trevor L. Colhoun

/s/ Ernest C. Mysogland
Ernest C. Mysogland